NEWS RELEASE

Thursday, July 19, 2007

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

NEW GOLD PROJECTS ACQUIRED IN MEXICO

Almaden Minerals Ltd. (“Almaden”; AMM:TSX; AAU:AMEX) is pleased to announce that it has completed a regional exploration program in Central Mexico in May of 2007. This program was highly successful as it resulted in the identification of three separate areas, located near Guanajuato, of hydrothermal alteration typical of high sulphidation epithermal gold-silver environments including vuggy silica and extensive areas of acid-sulphate alteration. Similar alteration and mineralization has been identified in these new areas to that which occurs at Almaden’s Caballo Blanco high-sulphidation gold-silver-copper project in Veracruz State which has been optioned to Canadian Gold Hunter Ltd., a Lundin Group Company (see Almaden news release of April 17, 2007). A 100% interest was acquired in the new projects through staking three separate claims totalling 24,366 hectares in aerial extent. J. D. Poliquin, president and CEO of Almaden commented: “It is extremely exciting to see concepts turn into new projects. These new properties have the potential to develop into Caballo Blanco-type gold projects. We look forward to assessing their potential and developing them over the coming months.”

Almaden intends to develop these new properties into assets that can be optioned to exploration and development companies. Almaden’s Mexican conceptual generative exploration programs are ongoing and fieldwork will recommence as soon as the rainy season ends.

On Behalf of the Board of Directors

“Morgan Poliquin”

_________________________

Morgan Poliquin, M.Sc., P.Eng.

COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.